

September 9, 2010

Ms. Paige E. Shannon
Chief Financial Officer, Horne International, Inc.
3975 University Drive, Suite 100
Fairfax, VA 22030

Re: **Horne International, Inc.**
            Form 10-K for the Fiscal Year Ended December 29, 2009
            Forms 10-Q for the Fiscal Quarters Ended
            March 28, 2010 and June 27, 2010
            File No. 1-13953

Dear Ms. Shannon:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended March 28, 2010

Form 10-Q for the quarter ended June 27, 2010

Exhibits 31.1 and 31.2

We note that your certifications included in your Form 10-Q filings for the periods ended March 28, 2010 and June 27, 2010 omit the introductory language in paragraph 4 referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. In this regard, please amend your above mentioned Form 10-Q filings to include the aforementioned language in your certifications. Each of your amendments may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications. Additionally, in your amendment please ensure that you reference the proper reporting period in paragraph 4d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief